Letter Agreement

TO: PFS Funds 1939 Friendship Drive, Suite C El Cajon, CA 92020

Dear Ladies and Gentlemen:

     Pursuant to a Services Agreement dated as of September 1, 2013, between PFS Funds (the “Trust”), a Massachusetts business trust, and Outfitter Financial Corp. (the “Adviser”), the Adviser receives a fee of 0.24% and is obligated to pay the operating expenses of the Fund excluding management fees, brokerage fees and commissions, 12b-1 fees, taxes, borrowing costs (such as (a) interest and (b) dividend expenses on securities sold short), ADR fees, fees and expenses of acquired funds, and extraordinary expenses. Pursuant to a Management Agreement dated as of September 1, 2013 the Adviser receives an investment management fee equal to 0.95% of the average daily net assets of the Fund.

     Effective June 1, 2015 through May 31, 2016, we hereby contractually agree to waive Services Agreement fees and Management Agreement fees and/or reimburse the Fund for expenses it incurs to the extent necessary to maintain the total annual operating expenses of the Fund (excluding brokerage fees and commissions, 12b-1 fees, taxes, borrowing costs (such as (a) interest and (b) dividend expenses on securities sold short), ADR fees, fees and expenses of acquired funds and extraordinary expenses) at 0.94% of its average daily net assets for that period.

Very truly yours, Outfitter Financial Corp. By: Benjamin J. Peress Print Name: Benjamin J. Peress Title: President

Acceptance: The foregoing agreement is hereby accepted.

PFS Funds By: Jeffrey R. Provence Print Name: Jeffrey R. Provence Title: Treasurer